October 31, 2018

Dear Oracle Shareholder,

We are writing to urge you to VOTE “FOR” PROPOSAL #4 on the Oracle 2018 proxy card, which asks the company to prepare a report on pay equity. The proposal makes the following request:

Resolved: Shareholders request Oracle prepare a report by April 2019 (at reasonable cost, omitting proprietary and confidential information), identifying whether a gender pay gap exists among its employees, and if so, outline the steps being taken to reduce the gap. The Organization for Economic Cooperation and Development has defined the gender pay gap as the difference between male and female earnings expressed as a percentage of male earnings.

Supporting Statement: A report adequate for investors to assess the Company’s strategy and performance would include the percentage pay gap between male and female employees (including base, bonus and equity compensation), the methodology used to identify pay disparities, and a discussion of policies and programs to eliminate any disparities and to facilitate an environment that promotes advancement opportunities for women.

We believe shareholders should vote FOR Proposal #4 for the following reasons:

1.	Pay equity is a significant issue.

There is a longstanding gender and racial pay gap in the U.S. According to the U.S. Census Bureau, the median annual earnings for women working full-time was 80 percent that of men in 2016. Women of all major racial and ethnic groups earn less than men of the same group.

At the current rates of progress, women will not achieve pay parity until 2059.1

More aggressive state regulation of pay equity has emerged as a trend, as multiple states, including California, Massachusetts, New York, Maryland and Washington have enacted significant changes to their state-level equal pay laws. Specifically, the California Fair Pay Act is considered one of the strictest equal pay laws in the U.S. A number of cities have also taken steps to address the gender pay gap, including San Francisco and New York.

Employers with more than 250 employees in the U.K. are now required to publish data on their gender pay gaps annually (under which Oracle UK published a Gender Pay Gap Report2 in 2017). Germany has also adopted transparency measures around pay data, while Iceland requires companies to demonstrate their pay practices are fair.

2.	Pay equity issues are particularly important in the information technology sector.

The information technology sector has struggled to attract and retain female employees. According to research from Mercer, women continue to be significantly underrepresented in the technology sector, comprising just 34 percent of that industry’s workforce, and their representation falls significantly as they move higher up in an organization.3 Further, McKinsey reports the gender gap in tech is headed in the wrong direction.4

[1]	https://iwpr.org/publications/women-men-earnings-ratio-1960-2016-pay-equity-2059/
[2]	https://www.oracle.com/a/ocom/docs/oracle-gender-pay-gap-report.pdf
[3]	https://www.mercer.com/our-thinking/helping-women-thrive-an-imperative-for-the-tech-industry.html
[4]	https://www.mckinsey.com/industries/high-tech/our-insights/closing-the-tech-gender-gap-through-philanthropy-and-corporate-social-responsibility

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Oracle’s workforce composition reflects this: Oracle reports that women comprise 29 percent of its employees, and just 23 percent of its leadership positions,5 figures that are unchanged since 2016.

A 2016 Glassdoor study revealed that even after adding statistical controls, there is an unexplained gender pay gap for women in the information technology industry of 5.9 percent.6

In light of these industry disparities, it is apparent that technology companies should take steps to ensure and monitor for pay equity.

3.	Failure to adequately manage gender pay equity presents regulatory and reputational risks.

Companies that exhibit significant pay disparities by gender may bear disproportionate risk of regulatory infractions, litigation, or reputational damage that could harm shareholder value and result in lost business.

In fact, Oracle currently faces two separate legal actions alleging pay discrimination.

•	In January 2017, the U.S. Department of Labor sued Oracle America, Inc., alleging that the company paid white male employees at its headquarters more than female and minority employees in similar roles, even when taking into account experience and seniority. The suit also alleges the company favors Asian workers in the recruiting and hiring process for specific roles.[7]
•	In August 2017, three former employees sued Oracle alleging that women software engineers are routinely paid less than men in similar jobs.[8]

Such lawsuits can be costly. In 2018, Family Dollar agreed to pay $45 million to settle a class action lawsuit alleging that women store managers were paid less than their male coworkers nationwide for doing the same work.9 In 2017, State Street Corporation agreed to a $5 million settlement over allegations that it paid female employees less than their male counterparts.10 In 2016, Qualcomm, Inc. agreed to pay $19.5 million to settle a gender discrimination lawsuit alleging women were paid less and promoted more slowly than men in similar roles.11

4.	Pay equity may lead to greater gender diversity and talent retention, and gender diversity is associated with improved performance.

[5]	http://www.oracle.com/us/corporate/citizenship/ccr-2017-datasheet-3855392.pdf
[6]	https://www.glassdoor.com/research/demystifying-the-gender-pay-gap/
[7]	https://www.dol.gov/sites/default/files/newsroom/newsreleases/OFCCP20170071.pdf
[8]	https://www.usatoday.com/story/tech/2017/09/29/oracle-yet-another-tech-firm-hit-suit-allegedly-paying-women-less-than-men/718471001/
[9]	https://www.bna.com/family-dollars-45m-n57982089901/
[10]	http://src.bna.com/s55
[11]	http://www.sandiegouniontribune.com/business/technology/sdut-qualcomm-lawsuit-gender-bias-women-stem-2016jul26-story.html

Mercer has found that active management of pay equity is a crucial driver of gender diversity and that a compensation and benefits philosophy that has gender equality as a core element is positively linked to better future outcomes for female representation.12 Among the strategies Mercer outlines to drive impact and advance diversity is “ensure pay equity—remediate and close the gap.”13 Moreover, according to research from PayScale, “employee satisfaction goes up and intent to leave goes down when there is more transparency around pay practices.”14

Greater gender diversity has been correlated with improved financial performance:

•	Credit Suisse has found that the financial outperformance of companies with higher levels of women in management increases as the percentage of women increases.[15]
•	Morgan Stanley recently found that gender diversity is linked to better returns for tech companies.[16]

Research also shows that greater gender diversity brings increased innovation and better problem-solving, which is particularly relevant to the technology industry.

Conversely studies also show that pay inequality can impair management collaboration, particularly at technologically intensive companies,17 and can impair productivity at any company.18

5.	Oracle lags peers who have already committed to and reported on gender pay equity

A number of companies have published information on their gender pay equity practices and committed to closing any disparities including technology peers Apple, Amazon, Cisco Systems, eBay, Intel, Microsoft, Salesforce, and SAP, among others.

Further, in 2016, more than 100 companies endorsed the White House Equal Pay Pledge19 and committed to conducting an annual gender pay analysis.

By failing to comprehensively address this issue, Oracle may place itself at a competitive disadvantage when it comes to talent recruitment and retention, particularly in light of ongoing lawsuits alleging pay inequity.

6.	Oracle’s opposition statement fails to comprehensively address the issues we raise.

[12]	http://www.mmc.com/content/dam/mmc-web/Files/Gender-Diversity-When-women-thrive-businesses-thrive-Mercer.pdf
[13]	https://www.mercer.com/content/dam/mercer/attachments/global/glb-2017-davos-wwt-wef-summary.pdf
[14]	https://www.payscale.com/compensation-today/2017/12/pay-transparency-uncomfortable-absolutely-worth-tips
[15]	http://publications.credit-suisse.com/tasks/render/file/index.cfm?fileid=5A7755E1-EFDD-1973-A0B5C54AFF3FB0AE
[16]	http://www.morganstanley.com/ideas/gender-diversity-tech-companies?et_mid=15605&et_mkid=e447ca85804c5776f23e794e218a6864
[17]	http://pubsonline.informs.org/doi/abs/10.1287/orsc.1050.0128
[18]	http://economics.mit.edu/files/10732
[19]	https://obamawhitehouse.archives.gov/the-press-office/2016/12/07/fact-sheet-white-house-announces-new-commitments-equal-pay-pledge

As long-term investors, we seek assurance that Oracle is actively managing this issue as part of its overall diversity and inclusion strategy. Oracle’s current level of disclosure is inadequate for investors to assess its performance on this critical issue.

In its opposition statement, Oracle’s board notes, “Our compensation programs are designed to prevent gender pay differences by setting pay ranges by job.” However, the company fails to provide any information on the specific steps it is taking to ensure equitable pay among employees, nor does it provide metrics that would provide insight into whether pay disparities exist between male and female employees as is requested in our proposal. Further, aside from its opposition statement, none of the company’s public reporting addresses pay equity.

Conclusion

As noted above, proactive management of pay equity provides opportunities to achieve greater diversity, which is linked to better company financial performance, while reducing regulatory and reputational risks. By failing to comprehensively address pay equity issues, Oracle may be placing itself at a competitive disadvantage, particularly in light of recent lawsuits concerning the company’s pay practices.

For these reasons, we believe the proposal is in the best interests of the company, and strongly urge you to VOTE FOR PROPOSAL #4.

Please contact Heather Smith at h.smith@impaxam.com for additional information.